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                                                                  EXHIBIT  23.2


                        Independent Auditors' Consent

The Board of Directors
Jones Medical Industries, Inc.:

We consent to the use of our report dated April 25, 1996, except for
Note 16 as to which the date is July 30, 1996, with respect to the consolidated balance sheet of Galen Drugs of Florida, Inc. and subsidiaries as of September 30, 1995 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years ended September 30, 1995 and 1994, which report appears in the Annual Report on Form 10-K for the year ended December 31, 1996 of Jones Medical Industries, Inc., incorporated by reference in your Form S-3 dated March 14, 1997.


Hacker, Johnson, Cohen & Grieb

Tampa, Florida
March 12, 1997